April 11, 2011

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C.  20549-4628

Re:

Vault America, Inc.

Form 10-K for the fiscal year ended October 31, 2010

Filed December 23, 2010

File No. 333-74928

Dear Mr. Krikorian:

The following is in response to the staff’s comments contained in your letter to Mr. Harold Schultz dated March 29, 2011.  For convenient reference, this response letter duplicates the text of the enumerated staff comment, as well as the heading contained in your letter.

Form 10-K for the fiscal year ended October 31, 2010

Item 9a. Controls and Procedures, page 10

1.

We note that you conducted an evaluation of your disclosure controls and procedures within 90 days of the filing date of the report. Revise to disclose your conclusions as of the end of the period covered by the report. We refer you to Item 307 of Regulation S-K.

2.

Please revise to comply with the disclosure requirements in Item 308(T) of Regulation SK.

Response:

Concurrently with this response letter, the Company will file an Amendment No. 1 to the Form 10-K for the fiscal year ended October 31, 2010 (the “Form 10-K/A”), which includes revised disclosure language as of the end of the period covered by the report.

PO Box 15040  Calgary, Alberta T3H 0N8
Tel: (403) 719-5401  Fax: (403) 719-5491  Email: info@vault-america.com

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

April 11, 2011

Item 15. Exhibits, Financial Statement Schedules, page 15

3.

We are unable to locate Exhibit 21.1 (Subsidiaries of the Company) and Exhibit 99.1 (Consent of Independent Registered Public Accounting Firm). Your disclosures suggest these exhibits are filed herewith. Please advise or revise accordingly.

Response:

We advise that upon review it appears the references were erroneous carry-forward typographical errors which have been corrected in the Form 10-K/A for the fiscal year ended October 31, 2010.  The above referenced items should properly have been noted as “incorporated by reference” with the applicable item notes, as opposed to “filed herewith”.

Acknowledgments

We acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at ryan@vault-america.com with any other questions or concerns regarding this filing.

Sincerely yours,

Vault America, Inc.

Ryan Henning, Secretary

cc.  Hal Schultz, CEO